UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 3)

NPS PHARMACEUTICALS, INC.

(Name of Subject Company)

NPS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

62936P103
(CUSIP Number of Class of Securities)

Christine Mikail
Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary
NPS Pharmaceuticals, Inc.
550 Hills Drive
Bedminster, New Jersey 07921
(908) 450-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by NPS Pharmaceuticals, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Knight Newco 2, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of each of Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland, and Shire plc (“Shire”), a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for $46.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2015, and in the related Letter of Transmittal, each of which is attached to the Tender Offer Statement on Schedule TO filed with the SEC on January 23, 2015, by Purchaser, SPHIL and Shire.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 3.                                   Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended by replacing in its entirety the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Potential Payments to Executive Officers in Connection with Certain Terminations of Employment” with the following:

The following table sets forth the cash severance payments and the estimated value of the other benefits that the executive officers of the Company would be entitled to receive upon a qualifying termination of employment under the Plan based on the compensation and benefit levels in effect as of January 28, 2015, and assuming that the closing of the Merger occurs on February 27, 2015, and that each executive officer experiences a simultaneous qualifying termination of employment.

The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth. In addition, the amounts set forth in the table are determined without regard to any accelerated equity incentive compensation vesting, which is more fully described above under “—Treatment of Company Stock Options Held by Executive Officers and Directors of the Company” and “—Treatment of Company Stock Units Held by Executive Officers and Directors of the Company,” or, in the case of equity retention awards, as more fully described below under “—Authorization to Grant Retention Awards.”

	Estimated Cash Severance Payments ($)	Estimated Value of Additional Benefits ($)	Total Amount of Estimated Cash Payments and Benefits ($)
Executive Officers
Francois Nader	2,499,467	43,767	2,543,234
Luke Beshar	1,019,700	43,844	1,063,544
Roger Garceau	1,019,700	43,844	1,063,544
Eric Pauwels	917,215	43,844	961,059
Susan Graf	665,209	43,844	709,053
Paul Firuta	803,400	43,844	847,244
Robin Friedman	725,120	43,844	768,964
Christine Mikail	870,350	—	870,350
Joseph Rogus	751,042	1,975	753,017

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by inserting the following paragraph and table (and related footnote) at the end of the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Authorization to Grant Retention Awards”:

On January 28, 2015, the Compensation Committee of the Board approved a retention plan to retain executives and certain other employees of the Company through the closing of the Offer and the Merger. Awards under this retention plan will be granted prior to the Effective Time and paid out in cash at the Effective Time. With respect to the Company’s executive officers, awards under this retention plan will consist of the following:

	Cash Retention Awards ($)	Value of Company Stock Units ($)(1)	Total Retention Awards ($)
Executive Officers
Francois Nader	975,000	3,709,800	4,684,800
Luke Beshar	396,000	500,000	896,000
Roger Garceau	396,000	500,000	896,000
Eric Pauwels	82,200	200,000	282,200
Susan Graf	279,000	500,000	779,000
Paul Firuta	324,000	500,000	824,000
Robin Friedman	297,000	150,000	447,000
Christine Mikail	351,000	500,000	851,000
Joseph Rogus	140,000	200,000	340,000

(1)         Awards under this retention plan will be granted in amounts such that the number of shares subject to such grants, multiplied by the trading price of the Common Stock on the date of grant, will equal the value of the Company Stock Units as set forth above (rounded down to the nearest whole share).

Item 8.                                   Additional Information.

Item 8, “Additional Information,” is hereby amended by restating in its entirety the table (and related footnotes) following the second paragraph in the section entitled “Additional Information—Golden Parachute Compensation” as follows:

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)	Total ($)
Francois Nader	3,474,467	13,835,420	—	43,767	4,739,599	—	22,093,253
Luke Beshar	1,415,700	3,572,384	—	43,844	—	—	5,031,928
Roger Garceau	1,415,700	3,497,749	—	43,844	—	—	4,957,293
Eric Pauwels	999,415	4,148,741	—	43,844	—	—	5,192,000
Susan Graf	944,209	2,074,163	—	43,844	—	—	3,062,216

(1)         Represents severance payable under the Company’s Change in Control Severance Pay Plan, which is described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Change in Control Severance Pay Plan,” and cash awards payable under the Company’s retention plan, which is described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Authorization to Grant Retention Awards.”

(2)         Represents the cash payments due in respect of unvested equity awards as of February 27, 2015, which are described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Treatment of Company Stock Options Held by Executive Officers and Directors of the Company” and “—Treatment of Company Stock Units Held by Executive Officers and Directors of the Company,” and cash payable in respect of Company Stock Units issued under the Company’s retention plan, which is described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Authorization to Grant Retention Awards.”

(3)        Represents the value of post-termination health care continuation.

(4)         Pursuant to his employment agreement, Dr. Nader is entitled to an additional tax reimbursement, or “gross-up” payment, from the Company in the event he becomes subject to so-called “golden parachute” excise taxes.

Item 8, “Additional Information,” is hereby amended and supplemented by restating in its entirety the paragraph in the section entitled “Additional Information—Certain Litigation Related to the Offer” as follows:

In connection with the transactions contemplated by the Merger Agreement, purported stockholders of the Company have filed putative class action lawsuits in the Court of Chancery of the State of Delaware against various combinations of the Company, the members of the Board, Shire, SPHIL and Purchaser, captioned Bragger v. NPS Pharmaceuticals, Inc., et al., C.A. No. 10553-VCN, Grimaldi v. NPS Pharmaceuticals, Inc., et al., C.A. No. 10563-VCN, Goldstein v. NPS Pharmaceuticals, Inc., et al., C.A. No. 10577-VCN, Mantler v. NPS Pharmaceuticals, Inc., et al., C.A. No. 10580-VCN, and Lyons v. Tombros, et al., C.A. No. 10590-VCN (the “Actions”). The Actions generally allege that the individual director defendants breached their fiduciary duties to the Company’s stockholders by approving the Merger Agreement because the merger consideration is unfair, certain terms of the Merger Agreement are unfair, the individual defendants are financially interested in the Merger and certain disclosures in the Schedule 14D-9 concerning the transactions contemplated by the Merger Agreement are materially misleading or incomplete. They further allege that the corporate defendants aided and abetted these alleged breaches of fiduciary duty. The Actions seek, among other remedies, to enjoin the transactions contemplated by the Merger Agreement, or in the event that an injunction is not awarded, unspecified money damages, costs and attorney’s fees. The Company believes that the Actions are without merit and intends to defend vigorously against all claims asserted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NPS PHARMACEUTICALS, INC.

By:
/s/ Christine Mikail
	Name:	Christine Mikail
	Title:	Senior Vice President, Legal Affairs and General Counsel

Dated: January 29, 2015